SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-33611

                       Voltaire Ltd.
(Exact name of registrant as specified in charter)

9 Hamenofim Street, Building A
Herzeliya 46725, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to correct typographical errors contained in Exhibit 99.1 (the “Earnings Release”) to Voltaire Ltd.’s (the “Company”) Form 6-K filed with the U.S. Securities and Exchange Commission on October 29, 2008. On October 29, 2008, the Company reissued the Earnings Release to correct the Consolidated Statement of Cash Flows contained therein to reflect the fact that during the three- and nine-month periods ended September 30, 2008, the Company generated cash from operating activities, and did not use cash in operating activities as had been stated. A copy of the reissued press release is attached to this Form 6-K/A as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLTAIRE LTD.

Date: October 30, 2008	By:	/s/ Joshua Siegel
	Name:	Joshua Siegel
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K/A:

Exhibit	Description

99.1	Press release, dated October 29, 2008, entitled “Voltaire Presents Third Quarter 2008 Financial Results.”